Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in Thousands)
Earnings:
Income before income taxes	$7,226	$4,717	$7,409	$923	$569
Plus: interest expense	14,785	22,645	24,095	30,630	28,974
Earnings including interest on deposits	22,011	27,362	31,504	31,553	29,543
Less: interest on deposits	6,006	12,308	13,287	20,835	18,005
Earnings excluding interest on deposits	$16,005	$15,054	$18,217	$10,718	$11,538

Fixed Charges:
Interest expense (Line 2)	$14,785	$22,645	$24,095	$30,630	$28,974
Less: interest expense on deposits (Line 4)	6,006	12,308	13,287	20,835	18,005
Excluding interest on deposits	$8,779	$10,337	$10,808	$9,795	$10,969

Ratio of Earnings to Fixed Charges:
Including interest on deposits
(line 3 divided by Line 6)	1.49	1.21	1.31	1.03	1.02
Excluding interest on deposits
(line 5 divided by Line 8)	1.82	1.46	1.69	1.09	1.05